February 17, 2011

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	Ampio Pharmaceuticals, Inc.

Form S-4 Registration Statement (File No. 333-170595)

Ladies and Gentlemen:

Ampio Pharmaceuticals, Inc. (the “Company”), hereby files Amendment No. 2 (the “Amendment”) to the captioned registration statement on Form S-4 (the “Registration Statement”), which filing is in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), by letter dated January 20, 2011 (the “Comment Letter”). The text of the Staff’s comments has been included in this letter in italics for your convenience, and we have numbered the paragraphs below to correspond to the numbering of the Comment Letter.

General

1.	Please confirm that your next amendment will include the following information:

•	Audited financial statements for the company and its subsidiaries for the fiscal year ended December 31, 2010;
•	Audited financial information for DMI BioSciences, Inc. for the three months ended December 31, 2010 and 2009;
•	Updated pro forma financial information;
•	Updated disclosure in the Management’s Discussion and Analysis of Financial Condition and Results of Operations for both the company and DMI BioSciences, Inc.;
•	Updated executive compensation information for the company reflecting financial and compensation data for the fiscal year ended December 31, 2010; and
•	Updated fairness opinion from Bluestone Investment Banking Group, LLC and corresponding updated disclosure.

Response:

The Company has included disclosure in the Amendment that is responsive to each of the bulleted points in the Staff’s comment above, including updated (i) financial statements in Annexes E and F, (ii) pro forma financial information in Annex G, (iii) disclosure in MD&A and Executive Compensation, and (iv) disclosure concerning the updated fairness opinion from Bluestone Investment Banking Group included in Annex B. Conforming changes appear throughout the Amendment and in Annex C.

2.	Please file as an exhibit to the registration statement a tax opinion supporting your discussion of the tax consequences of the transaction to DMI BioSciences, Inc. shareholders starting on page 78, in accordance with Item 601(b)(8) of Regulation S-K.

Response:

The Company has filed as Exhibit 8.1 the tax opinion from Stark Schenkein, LLP in support of the discussion of the tax consequences to the BioSciences shareholders discussed on pages 73 and 74 of the Amendment. The consent from Stark Schenkein, LLP is included within Exhibit 8.1 filed with the Amendment.

The Company further acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If the Staff concludes that the Company has appropriately responded to the Staff’s comments, the Company would very much appreciate the opportunity to have the Registration Statement, as amended, declared effective. Accordingly, the Company respectfully requests that the Commission take appropriate action to cause the above-referenced Registration Statement on Form S-4 to become effective at 4:00 p.m. Eastern Time on February 22, 2011 or as soon thereafter as is practicable. In this regard, the Company notes that February 21, 2011 is a federal holiday.

Sincerely,

Ampio PHARMACEUTICALS, INC.

By:	/s/ Donald B. Wingerter, Jr.
Donald B. Wingerter, Jr. Chief Executive Officer

cc:	Michael Macaluso, Chairman of the Board
Robert W. Walter, Esq., Richardson & Patel, LLP